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                                          Filed by Regions Financial Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

     Subject Companies: Union Planters Corporation (Commission File No. 1-10160)
                      Regions Financial Corporation (Commission File No. 0-6159)

                       [Regions Logo][Union Planters Logo]


February 23, 2004

REGIONS, UNION PLANTERS NAME NEXT SET OF LEADERS

In a move eagerly awaited since the late January announcement of the two companies' planned merger, Regions and Union Planters have organized the top management structure of the new financial powerhouse, assigning geographical responsibilities to regional bank presidents and filling in the blanks on other positions.

"Deciding who will lead the 12th largest bank holding company in the United States was not a process we entered into lightly," said Regions Chairman and CEO Carl E. Jones Jr. "We balanced our associates' understandable desire to know something as soon as possible with a careful and deliberate approach to positioning ourselves for future stability and growth - the same kind of approach we plan to use to fill other positions, as well.

"Our decisions were made both easier and more difficult by the fact that our two companies share such a strong talent pool," Jones said, referring to current Union Planters CEO Jackson W. Moore. "We congratulate our new team, and would like to invite all associates of both companies to join us in congratulating and supporting them."

KEY STEPS IN THE PROCESS

Further explaining the process by which key leadership positions throughout the company have been and will continue to be filled, Jones and Moore agreed it was critical that candidates from both companies be considered for each position, and that the Regions and Union Planters human resources departments be heavily involved in each decision.

"We've said from the beginning that this is not about personalities and pride, but about customers and common sense," Moore said. "To us, part of applying common sense in this situation means taking a disciplined team approach to filling these roles. As we go forward, senior managers will work with HR on their suggested list of candidates, then the joint transition team Steering Committee will sign off on final decisions."

In order to ensure that both companies continue to operate smoothly and focus on their 2004 growth goals as these critical decisions are made, Jones said, the Steering Committee's plan is to provide merger-related updates about every two weeks.

REPORTING TO THE CEO

The two companies originally announced the executive team as: Moore, president and CEO designate; Richard D. Horsley, vice chairman and chief operating officer; Allen B. Morgan Jr., vice chairman and chairman of the board of Morgan Keegan; D. Bryan Jordan, chief financial officer; Robert A. Goethe, chairman of mortgage banking; and Bobby L. Doxey, senior executive vice president. These individuals will report directly to the CEO. In addition, E.C. "Cris" Stone, executive vice president-loan risk management and credit policy, will also report to Jones.


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BANKING

Moore will oversee the consolidated banking operations and major banking product lines, and will have the combined company's six regional bank presidents reporting to him: Jack Fleischauer, president-Western Region (Arkansas [excluding the greater West Memphis market area], Texas and Louisiana); Adolfo Henriques, president-Southern Region (Central and Southeastern Florida, international banking and emerging markets); Pete Miller, president-Eastern Region (East Tennessee, Georgia, North Carolina and South Carolina); Steven Schenck, president-Mid-West Region (Western Kentucky, Missouri, Indiana, Illinois, Iowa); Sam Upchurch, president-South Central Region (Alabama and the Florida Panhandle); and John White Jr., president-Mid-South Region (Middle and West Tennessee [including the greater Memphis market area] and Mississippi).

Also reporting to Moore will be Doyle Rippee, Bill Askew and Lynn Harton. Rippee will head the company's corporate banking efforts and Askew its retail banking area, and Harton will serve as the company's chief credit officer. (click here for more on the banking operations area)

STAFF & TRANSITION TEAM

Horsley and Doxey will lead the merger and integration transition team. In addition, Horsley will have reporting to him: John Daniel, head of human resources; Dave Gordon, head of deposit and loan operations; John Dick, chief information officer; J.R. Eldridge, head of risk management; Alan Deer, general counsel; Dale Calvin, head of internal consulting; and Paul Crawford, head of Interstate Billing. Reporting to Doxey will be Capital Factors Inc. and the areas of project management transition and integration planning and coordination. Harry Dinken will be manager-corporate human resources reporting to Daniel, and Tom Burge and Vivian Hurst will report to Gordon in operations. Dave Aldridge will report to Dick as chief technology officer, and James Gordon will report to Eldridge as head of audit. (click here for more on staff and transition team)

MORGAN KEEGAN

Morgan Keegan will continue to report to its chairman, Morgan, and its CEO, Doug Edwards. This line of business will include private client services, investment management, brokerage, trading and trust. (click here for more on Morgan Keegan)

MORTGAGE BANKING

As head of mortgage banking, Goethe will have reporting to him: Todd Chamberlain, mortgage sales/operations; Morgan McCarty, mortgage servicing/portfolio; Jeffrey Tennyson, CEO-EquiFirst; and Tom Holland, Regions Funding.
(click here for more on mortgage banking)

FINANCE & ACCOUNTING

As CFO, Jordan will have reporting to him: Ronnie Jackson, controller; Jenifer Goforth, head of investor relations; Eric Haas, treasurer; Linda de la Cruz, financial projects and transition; Rich Trigger, management reporting, planning and analysis; Jim Ahern, corporate tax; and Charlie Rasor, corporate services. (click here for more on finance and accounting)

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EXECUTIVE MANAGEMENT

CARL E. JONES JR., CHAIRMAN AND CEO

         -        JACKSON W. MOORE, PRESIDENT AND CEO DESIGNATE

         -        RICK HORSLEY, VICE CHAIRMAN AND COO (TRANSITION TEAM
                  CO-LEADER)

         - BOBBY DOXEY, SENIOR EXECUTIVE VICE PRESIDENT (TRANSITION TEAM CO-LEADER)

         -        ALLEN MORGAN, REGIONS VICE CHAIRMAN AND CHAIRMAN, MORGAN
                  KEEGAN

         -        BOB GOETHE, CEO, MORTGAGE BANKING

         -        BRYAN JORDAN, CFO


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BANKING

JACKSON W. MOORE, PRESIDENT AND CEO DESIGNATE

         -        LYNN HARTON, CHIEF CREDIT OFFICER

                  -        portfolio management

                  -        commercial lending

                  -        retail/small business lending

                  -        special assets

                  -        specialized lending

                  -        retail and consumer underwriting

         -        DOYLE RIPPEE, CORPORATE BANKING

                  -        cash management/treasury services

                  -        merchant servicing, leasing

                  -        national accounts

                  -        capital markets (clients)

                  -        Strategic Outsourcing Inc.

         -        BILL ASKEW, RETAIL BANKING

                  -        product development

                  -        branch operations support

                  -        e-commerce

                  -        marketing

                  -        advertising

         -        JACK FLEISCHAUER, PRESIDENT-WESTERN REGION

                  - Arkansas (excluding the greater West Memphis market area)

                  -        Texas

                  -        Louisiana

         -        ADOLFO HENRIQUES, PRESIDENT-SOUTHERN REGION

                  -        Central and Southeastern Florida

                  -        international banking

                  -        emerging markets

         -        PETE MILLER, PRESIDENT-EASTERN REGION

                  -        East Tennessee

                  -        Georgia

                  -        North Carolina

                  -        South Carolina

         -        STEVEN SCHENCK, PRESIDENT-MID-WEST REGION

                  -        Western Kentucky

                  -        Missouri

                  -        Indiana

                  -        Illinois

                  -        Iowa

         -        SAM UPCHURCH, PRESIDENT-SOUTH CENTRAL REGION

                  -        Alabama

                  -        Florida Panhandle

         -        JOHN WHITE JR., PRESIDENT-MID-SOUTH REGION

                  - Middle and West Tennessee (including the greater Memphis market area)

                  -        Mississippi


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TRANSITION TEAM, SUPPORT AREAS

BOBBY DOXEY, SENIOR EXECUTIVE VICE PRESIDENT/TRANSITION TEAM CO-LEADER

                  -        project management transition

                  -        integration planning and coordination

                  -        Capital Factors Inc.

RICK HORSLEY, VICE CHAIRMAN AND CHIEF OPERATING OFFICER

         -        JOHN DANIEL, HEAD OF HUMAN RESOURCES

                  - corporate human resources, including compensation and benefits

                           (HARRY DINKEN)

                  -        training

                  -        organizational development

                  - recruiting, regional HR business partners, employment, employee relations and diversity

         -        DAVE GORDON, HEAD OF OPERATIONS

                  -        deposit operations (VIVIAN HURST)

                  -        items processing (TOM BURGE)

                  -        loan operations

         -        JOHN DICK, CHIEF INFORMATION OFFICER

                  -        chief technology officer (DAVE ALDRIDGE)

                  -        transition/program management

         -        J.R. ELDRIDGE, HEAD OF RISK MANAGEMENT

                  -        audit (JAMES GORDON)

                  -        data security

                  -        business resumption

                  -        event risk/insurance compliance

         -        ALAN DEER, GENERAL COUNSEL

                  -        legal

                  -        government/community affairs

         -        DALE CALVIN, HEAD OF MANAGEMENT CONSULTING GROUP

         -        PAUL CRAWFORD, HEAD OF INTERSTATE BILLING


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MORGAN KEEGAN

DOUG EDWARDS, CEO

                  -        private client services

                  -        investment management

                  -        brokerage

                  -        trading

                  -        trust


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MORTGAGE BANKING

BOB GOETHE

         -        TODD CHAMBERLAIN, MORTGAGE SALES/OPERATIONS

         -        MORGAN MCCARTY, MORTGAGE SERVICING/PORTFOLIO

         -        JEFFREY TENNYSON, CEO-EQUIFIRST

         -        TOM HOLLAND, REGIONS FUNDING

FINANCIAL & ACCOUNTING

BRYAN JORDAN, CFO

         -        RONNIE JACKSON, CONTROLLER

         -        JENIFER GOFORTH, HEAD OF INVESTOR RELATIONS

         -        ERIC HAAS, TREASURER

         -        LINDA DE LA CRUZ, FINANCIAL PROJECTS AND TRANSITIONS

         -        RICH TRIGGER, MANAGEMENT REPORTING, PLANNING AND ANALYSIS

         -        JIM AHERN, CORPORATE TAX

         -        CHARLIE RASOR, CORPORATE SERVICES